OPERATING AGREEMENT

of

3rdDegree, LLC

QUICK-REFERENCE GUIDE

I.   Definitions

The definitions in this list may have some key limitations and/or applications in the document. The definitions are hyperlinked for your ease of reference in later reviews of the Agreement.

II.   Organization

These are the basic structural details of the Company. If the Company were to make any structural changes, e.g. changing from a manager-managed LLC to a member-managed LLC, it should be recorded here. Additionally, if the Company elects corporate taxation instead of partnership taxation, that information should be recorded here.

Important questions that can be answered by reference to this section include:

a. *What is the formal office address?* (II.2)

b. *How is the Company structured for tax purposes?* (II.3)

c. *Who is the Company's registered agent?* (II.4)

III.   Membership Interests

This section defines ownership shares and explains how formal meetings and votes will be held for major decisions that require majority agreements among Members. This section includes requirements for additions or terminations of membership.

Important questions that can be answered by reference to this section include:

a. *Who has what financial and controlling interest?* (III.1)

b. *How are controlling interests exercised (i.e. decisions made)?* (III.3 – III.7; III.9)

c. *Can new Members be added?* (III.10)

d. *Can existing Members be kicked out?* (III.11)

e. *Can existing Members withdraw?* (III.12)

IV.   Capital Accounts

This section concerns the initial and ongoing investments of the Members, i.e. the investments by Members prior to or during operation of the Company via cash, in-kind contributions, or loans.

Important questions that can be answered by reference to this section include:

a. *How do we determine whether and how Members will invest more Capital into the Company?* (IV.1)

b. *What happens if one of the Members can't afford to invest more money into the Company when called to do so?* (IV.2)

c. *Can Capital Contributions be returned?* (IV.5)

V. Books

This section contains straightforward language on accounting and banking practices.

VI. Allocations & Distributions

This is an accounting-intensive section that serves notice to IRS compliance, essentially explaining the (a) ways that money contributed to and withdrawn from the Company by Members must be recorded and treated for tax purposes, and (b) how Company income must be proportionately recorded among the Members.

VII. Taxes

This is a tax-intensive section that serves as a guide for how each Member will be affected by tax filing. Your accountant may wish this section to be amended from time to time for advantageous tax relief.

VIII. Management

This section defines the day-to-day authorities of the Members and Officers, as applicable, and what limits might be placed on specific transactions.

IX. Diligence & Confidentiality

Members generally have duties to prioritize the success of the business, though Members can still be engaged in activities that don't directly conflict with the Company. Members must not divulge or appropriate any Company information that is defined as sensitive and protectable under this Section.

X. Share Transfer Limitations

You as Members have entered into a business partnership and it is important that each Member knows and agrees to deal with his chosen business partner. You cannot unilaterally transfer financial and governing shares of the business. You can transfer financial rights and obligations to a family member. If the authorized Members approve the transfer of rights to a third party, that third party is bound to the terms of the Agreement unless the approving Members specify otherwise and the Agreement is restated.

XI.   Company Purchase of Membership Interest

A Member forfeits his governance rights in the company through death, incapacitation, permissible termination, and voluntary withdrawal. Specific formulas are included here specific to whether a Member withdraws (XI.2), is terminated (XI.3), or dies or is incapacitated (XI.4). Surviving Members are not required to assume rights of the departing Member, but may choose to liquidate the Company. Any departing Member is obligated to assign any previously unassigned intellectual property to the Company.

XII.   Securities

These are standard terms acknowledging that any private transfer of Company equity must comply with federal and state securities regulations.

XIII.   Indemnification

Someone who created a liability acting on behalf of the Company may be indemnified for costs by the Company if the Members so agree.

XIV.   Dissolution

Certain events will trigger dissolution of the Company. Under these circumstances, satisfaction of accounts will be made according to a specific formula.

XV.   Misc

These are essentially the terms that will govern legal conduct and proceedings should a dispute arise between Members concerning the partnership.


OPERATING AGREEMENT
OF
3RDDEGREE, LLC


THIS OPERATING AGREEMENT is made and adopted as of March 2, 2020 (the "**Effective Date**"), as the operating agreement of 3rdDegree, LLC, a Tennessee Limited Liability Company with a principal place of business at 8910 Brookhill Dr., Tennessee 37343 (the "**Company**"), by and among each person named as a Member on Appendix A (which is incorporated herein by reference) for the purpose of further defining their relationship as Members in a Tennessee Limited Liability Company under the Tennessee Revised Limited Liability Act as described below. This Operating Agreement upon execution supersedes all prior agreements between Members, made orally or otherwise.

IN CONSIDERATION OF the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto wish to execute this Operating Agreement, agreeing as follows:


Article I
DEFINITIONS


Section I.1   Purpose. As used in this Agreement, unless the context otherwise requires, the following terms shall have the meanings set forth below:

(a) **"Act"** shall mean the Tennessee Revised Limited Liability Company Act, T.C.A. §§ 48-249-101, et seq., as amended from time to time.

(b) "**Agreement**" shall mean this written Operating Agreement, as amended or restated in writing from time-to-time.

(c) "**Articles**" shall mean the Articles of Organization of the Company, as first filed with the Secretary of State of Tennessee on December 10, 2019, and identified by Control #1066309, as amended or restated from time-to-time.

(d) "**Capital**" shall mean any item of value contributed to or for the benefit of the Company in return for a Membership Interest, or by a Member other than as a loan. Any item of value so contributed shall be deemed to be Capital, unless otherwise agreed in writing by the Company.

(e) "**Capital Account**" shall mean the initial Capital contribution, plus additional Capital contributions, less any withdrawals of Capital, and other adjustments as provided herein.

(f) "**Code**" shall mean the Internal Revenue Code of 1986, as amended from time to time.

(g) "**Financial Rights**" shall mean a Member's rights to share in profits and losses, distributions, and to receive interim distributions and liquidation distributions as provided in this Agreement and the Act.

(h) "**Governance Rights**" shall mean a Member's operational and management rights as a Member in the Company other than Financial Rights and the right to assign Financial Rights.

(i) "**Immediate Family**" shall mean, with respect to a Member, his or her spouse, his or her children (including natural and adopted), his or her issue, parents or grandparents, and the spouse of any such person. It shall also include any trust or entity primarily owned by, or for the benefit of, any such persons.

(j) "**Majority Vote of the Managers/Members**" or "**Majority Vote**" shall refer to a majority of the votes held by those Managers or Members having Governance Rights then outstanding. Unless otherwise expressly provided in this Agreement, all decisions of the Members shall be determined by a Majority Vote of the Members.

(k) "**Manager**" shall mean a Member who manages the business and affairs of the Company. The original Managers are Shauna Holland, Anthony Holland, and Christie Roach.

(l) "**Member**" or "**Members**" shall mean a person or persons who execute(s) this Agreement as a member and each person who has been admitted to membership into the Company as provided by the terms of this Agreement.

(m) "**Membership Interest**" shall mean, with respect to each Member, such Member's interest in the Company consisting of such Member's Financial Rights and right to assign Financial Rights as provided herein, and such Member's Governance Rights, and rights to assign Governance Rights as provided herein.

(n) "**Net Profits**" or "**Net Losses**" shall mean, for each fiscal year of the Company, an amount equal to the Company's taxable income or loss for such year determined in accordance with Code Section 703(a), including, for such purpose, all items of income, gain, loss or deduction required to be separately stated pursuant to Code Section 703(a)(1).

(o) "**Property**" shall mean any property, real or personal, tangible or intangible, acquired by the Company.

(p) "**Regulations**" shall mean the Income Tax Regulations, including Temporary Regulations, promulgated under the Code, as such Regulations may be amended from time to time.

(q) "**Supermajority Vote**" or "**Supermajority Vote of the Members**" shall refer to a sixty-six percent (66%) portion of the votes held by those Managers or Members having Governance Rights then outstanding. For any action requiring a Supermajority Vote by Managers, all Managers must be accounted and Quorum does not apply. For any action requiring a Supermajority Vote by Members, Quorum shall be determined in accordance with Section III.3.

(r) "**Transfer**" shall include, without limitation, any sale, lease, license, pledge, mortgage or transfer, whether or not consensual or intentional, or any contract to enter into any sale, lease, license, pledge, mortgage or transfer.

Article II
ORGANIZATION

Section II.1   Name. The registered name of the Company is 3rdDegree LLC. The business of the Company may be conducted in any name chosen by the Members, and the Members may, at their discretion, from time to time, change the registered and/or assumed names of the Company.

Section II.2   Place of Business. The principal place of business of the Company shall be 8910 Brookhill Dr., Tennessee 37343, or at such place as designated by the Members.

Section II.3   Purpose. The purpose of the Company in general is to have and exercise any and all powers that limited liability companies have and may exercise under the laws of the Act, and as that Act may be amended, except powers that are inconsistent with the expressed provisions of the Articles or this Agreement.

Section II.4   Registered Agent. The Company is self-registered at its place of business.

Section II.5   Term. The term of the Company will commence on the date of filing of the Articles with the Tennessee Secretary of State and will continue perpetually until dissolved pursuant to the terms of this Agreement or by operation of law.

Article III
MEMBERSHIP INTERESTS

Section III.1   Shares per Membership Interest. Each Member's Membership Interest shall be comprised of a total of Financial Rights and Governance Rights of the Company defined herein and elsewhere as either "**Membership Shares**" or "**Membership Units**".

Section III.2   Initial and Amended Membership Interests.   The Initial Membership Interests of the Members in the Company are listed on Schedule A. The Company may add new Members or reapportion Membership Interests as expressly provided herein. Specifically, the Company anticipates either newly offering Membership Shares to new Members, or offering preferential rights and Membership Interest reapportionment to existing Members, or some combination of both, for cash consideration at a future date.

Section III.3   Membership Quorum and Voting. Unless otherwise provided by the Act or this Agreement, a majority of the then Governance Rights in the Company present shall constitute a quorum and, if there is a quorum, then the Majority Vote of the then Governance Rights shall be required to approve a Voting Measure within their power. A Voting Measure is any action not regularly delegated to the Managers under Section VIII below. Any Member shall have the right to call a meeting subject to a general Member vote. For any action subject to vote by Member Super-Majority, a majority of individual Members must be present in addition to a majority of the then Governance Rights in the Company to constitute a quorum.

For example, if a Member Super-Majority vote is called to dissolve the Company, at least four (4) out of six (6) Members must be present in addition to at least fifty-one percent (51%) of the Governance Rights to constitute a quorum. If a quorum is satisfied by the presence of four (4) Members, then an affirmative vote by those present Members holding a combined sixty-six percent (66%) of the voting Governance Rights of the quorum shall result in a resolution to dissolve.

Section III.4   Membership Meetings. Meetings of the Members may be held in such places and such times and in such forms or formats as may be agreed upon by the Members, or by a Majority Vote of the Members. If no designation is made, or if a special meeting is otherwise called, the place of meeting will be the principal office of the Company in the State of Tennessee. If all Members entitled to vote on the action consent to taking the action without a meeting, the affirmative vote of the <u>Membership Interests</u> that would be necessary to authorize or to take the action at a meeting is the act of the Members. The action must be evidenced by one or more written consents describing the action taken, signed by each Member entitled to vote on the action, in one or more counterparts indicating each signing Member's vote or abstention on the action, and delivered to the Company for inclusion in the minutes or filing with the company records. For purposes of this paragraph, a Member may consent in writing by electronic mail and archiving of that electronic mail will satisfy recording requirements; provided, however, that there is no unreasonable delay between counterpart writings consenting to the action.

Section III.5   <u>Closing of Transfer Books or Fixing of Record Date</u>. For the purpose of determining <u>Members</u> entitled to notice of, or to vote at, any meeting of Members, or in order to make a determination of Members for any other proper purpose, the company may fix in advance a date as the date for a determination of Members; this date in any case is not to be more than 70 days and, for a meeting of Members, not less than 10 days, immediately preceding the date of such a meeting. If no record date is fixed for the determination of Members entitled to notice of, or to vote at, a meeting of Members, the date on which notice of the meeting is mailed will be the record date for the determination of Members. When a determination of Members entitled to vote at any meeting of Members has been made as provided in this section, the determination will apply to any adjournment to the meeting.

Section III.6   <u>Membership List</u>. The Company shall keep an updated list of all <u>Members</u> and their <u>Membership Interests.</u>

Section III.7 <u>Admission of Additional Members</u>. Additional Members may be admitted to the Company only by supermajority consent in writing of the Managers. **The Company anticipates a future investment round in which either new Members may be added, or then-existing Members' Membership Interests reapportioned based upon an election or failure to contribute additional Capital, or a combination of both, according to terms established by the Managers. Any Company Membership Interests apportioned to additional Members will be reduced equally from all Members' respective Membership Interests.**

Section III.8 <u>Expulsion of Members</u>.

a) **Expulsion for cause**. A <u>Member</u> may be expelled only upon the following events in accordance with § 48-249-503(a) of the <u>Act</u>:

1) revocation of any Member's license required by the State of Tennessee, the United States Government, or any other regulatory body required to conduct any business of the Company;

2) adjudication of the Member as being insane or incompetent by a court of law;

3) disability to the Member to the extent that he or she is unable, for a period of 365 days to fulfill required obligations to the company;

4) engaging in wrongful conduct that adversely and materially affects the Company's business;

5) willfully or persistently committing a material breach of the Company's <u>Articles</u> or this Agreement;

6) willfully or persistently committing a material breach of a duty owed

under § 48-249-403 of the Act;

7) petitioning for bankruptcy or executing an assignment for the benefit of creditors;

8) engaging in conduct relating to the Company's business that makes it not reasonably practicable to carry on the business with the Member; or

9) death of the Member.

b) **Notice**. Upon the occurrence of any event listed in subsection (a) of this article, the defaulting <u>Member</u> may be expelled from Membership in the Company by the other Members upon giving the defaulting Member thirty (30) days' notice of the expulsion. The notice must be in good faith and state the grounds for the expulsion. Upon such expulsion, the Company shall pay to the expelled Member the fair value of the Member's interest in the Company, as determined by Article XI, below.

Article IV
CAPITAL ACCOUNTS; CAPITAL CONTRIBUTIONS

Section IV.1   <u>Capital Contributions</u>. Each of the <u>Members,</u> as a condition of entering into this Company, does hereby agree to make such contributions to the <u>Capital</u> of the Company as may be required and explicitly agreed to in any term sheets and subscription agreements binding the Members to this <u>Agreement.</u> Any additional contributions to Capital ("**Capital Contributions**") sought and/or accepted by the Company shall be authorized by Supermajority Vote of the Managers. This Capital shall be deemed reasonably necessary to facilitate the business needs of the Company, including, but not limited to, meeting the Company's operating expenses, funding the expansion of the Company's business, acquiring other businesses or business entities, and the purchasing of any property reasonably necessary to the operation of the Company's business. All such additional contributions to Capital shall be pro rata to the <u>Financial Rights</u> of each Member in the Company. Any such additional contributions to Capital shall be made promptly after the call for such, and in any event within thirty (30) calendar days thereafter. Any acceptance of such additional contribution as required by the <u>Act</u> shall be by the same vote as is required to approve the call for such additional Capital.

Section IV.2   <u>Failure to Contribute Capital</u>. Should any <u>Member</u> fail to timely make a <u>Capital Contribution</u>, as required under this Section IV, then the remaining Member(s), or any one of them, may elect to, in order of priority, seek additional necessary funds through: (1) a third-party loan or line of credit; (2) a Member or shareholder loan with standard repayment terms; or, (3) additional contribution from each previously committed Member in lieu and instead of the defaulting Member. In the event such additional contribution is made, then the <u>Membership Interests</u> of the Member or Members so contributing shall be increased, and the Membership Interests of the defaulting Member shall be so decreased, to represent their proportionate shares of the <u>Capital</u> of the Company after such transaction.

(a) Any action constituting a redistribution of Membership Interests under this provision must be accomplished in good faith and based upon an explicit need for additional contribution of Capital under this Section IV.

Section IV.3   <u>No Interest on Capital Contributions</u>. <u>Members</u> are not entitled to interest or other compensation for or on account of their <u>Capital Contributions</u> to the Company except to the extent, if any, expressly provided in this <u>Agreement</u>.

Section IV.4   <u>Membership Statement of Interest</u>. The interest of the <u>Members</u> will not be represented by certificates. At the request of any Member, the Company will state in writing the particular <u>Membership Interest</u> owned by that Member as of the time the company makes a statement, which will be within five days of the Member's request. The statement will not be deemed to be a certified security, a negotiable instrument, or a bond or stock, and will not be a vehicle by which a <u>Transfer</u> of any Membership Interest may be effected.

Section IV.5   <u>Withdrawal or Return of Contributed Capital</u>. Except as specifically provided by the terms of this <u>Agreement</u>, in view of Appendix A, no <u>Member</u> will have the right to any return of <u>Capital Contribution</u>.

Article V
BOOKS, RECORDS & REPORTS

Section V.1   <u>Accounting</u>. The fiscal year of the Company shall be the calendar year. The books of the Company shall be kept in accordance with generally accepted accounting principles applied on a consistent basis unless otherwise determined by the <u>Members</u>. The Company shall maintain adequate accounting records. All books, records, and accounts of the Company shall be kept at its office, or such other place as may be agreed upon by the Members. All electronic access to books, records, and accounts must be secured by two-step authentication.

Section V.2   <u>Banking</u>. All funds of the Company collected through services offered shall be immediately deposited in a bank, or other similar financial institution, under the name of the Company, in an account, or accounts, as determined by the <u>Members</u>.

Article VI
ALLOCATIONS AND DISTRIBUTIONS

Section VI.1   <u>Generally</u>. Except as otherwise provided in <u>Appendix B</u>, the <u>Net Profits</u> of the Company for each fiscal year shall be credited, and the <u>Net Losses</u> incurred by the Company during each fiscal year shall be debited, as of the close thereof, to the <u>Capital Accounts</u> of the <u>Members</u> in the proportion equal to their number of <u>Financial Rights</u> in the Company, or as otherwise mutually agreed.

Section VI.2   <u>Reserves and Working Capital</u>. The <u>Members</u> agree that a minimum reserve be set aside for working capital and contingencies, to be established prior to any distribution. The formula for the reserve shall initially be set at 60 days, i.e. an amount shall be maintained in reserve equivalent to two times (2x) average monthly expenses.

Section VI.3   <u>Tax Code Allocations</u>. It is the understanding and the intention of the <u>Members</u> that the allocations under this <u>Agreement</u> shall have substantial economic effect as provided in the <u>Code</u>, 26 U.S.C.A. § 704. To the extent of any allocation, adjustment or distribution which would otherwise not have such substantial economic effect, then the qualified income offset as contemplated by the <u>Regulations</u> at 26 C.F.R. 1.704-1(b)(2)(ii)(d) shall apply as necessary so that items of the Company's income and gain shall be specially allocated to the Member receiving such allocation in an amount and manner sufficient to eliminate the deficit balance in such

Member's <u>Capital Account</u> created by such adjustment, allocation, or distribution in as expeditious a manner as possible. In addition, any allocation of items of income or gain specially made pursuant to this Section VI.3 shall be taken into account in computing subsequent allocations of <u>Net Profits</u> under this Section VI, so that the net amount of any items allocated to each Member pursuant to this Section VI shall, to the extent possible, be equal to the net amount that would have been allocated to each such Member pursuant to Section VI if such adjustment, allocation, or distribution which triggered this Section VI.3 had not occurred.

Section VI.4   <u>Special Tax Distributions</u>. To the extent determined by the <u>Members</u>, in their discretion, to be lawful and not detrimental to the future operation of the Company, the Company shall distribute, or have distributed, to each Member during the Company's tax year, or within ninety (90) calendar days thereafter, an amount determined in relation to the net of the taxable income (over losses) reported to such Member on the Internal Revenue Service Form K-1 (or similar future form) furnished to the Member, less any applicable deductions reported on such form (hereinafter referred to as a "**Tax Distribution**"). Such Tax Distribution shall be charged to the Member's <u>Capital Account</u> as with any other distribution.

Section VI.5   <u>Limitations on Distributions</u>. In accordance with T.C.A. § 48-249-306, no distribution shall be declared by a <u>Majority Vote</u> of the <u>Members</u> and paid by the Company unless, after giving effect to the distribution, the Company will be able to pay its debts as they come due in the normal course of business and the Company's total assets are more than the sum of the Company's current liabilities. No distributions shall be made to the Members if such distribution would violate any provision or covenants of or contained in loan agreements, licenses or other agreements of the Company that were entered into with persons who were not Members of the Company or <u>Immediate Family Members</u> of Members, and that were approved by the Members.

Section VI.6   <u>Distributions of Cash Flow</u>. Cash flow shall be distributed, in such amounts and at such times as the <u>Members</u> by <u>Majority Vote</u> may determine. No distribution may be made by the Company if it violates Section 48-249-306 of the <u>Act</u>.

Section VI.7   <u>In-Kind Distributions</u>. A <u>Member</u> (i) has no right to demand or receive a distribution in kind regardless of the contribution to the Company of the Member, nor (ii) may he be compelled to accept a distribution of any asset in kind from the Company to the extent that the percentage of the asset distributed to the Member exceeds the Member's <u>Percentage Interest</u>.

Section VI.8   <u>Record Date for Distributions</u>. Unless the <u>Members</u> specify a prospective date, the record date for determining the identity of the Members entitled to receive payment of any distribution shall be the date on which the Members declare such distribution.

Section VI.9   <u>Losses</u>. All losses that occur in the operation of the Company business will be paid out of the <u>Capital</u> of the company and the profits of the business, or, if those sources are deficient in funds to cover the losses, by the <u>Members</u> in accordance with their <u>Membership Interests</u> as set forth in this Section VI.

Article VII
TAXES

Section VII.1 <u>Tax Status</u>. It is the intention of the <u>Members</u> that upon an eligible filing date the Company should elect to be taxed as a partnership, as opposed to a corporation. Each and every provision of the Articles or of this Agreement or any future document relating to the Company shall be interpreted to so qualify, and any inconsistent provision or action shall be invalid. By Majority Vote of the Members prior to December 1 of a calendar year, and immediate notice to all Members of the same, the Company may elect to be taxed as a corporation in the ensuing year.

Section VII.2 Member Tax Information. Within sixty (60) calendar days after the end of each taxable year, the Tax Matters Member, as defined below in Section XII.3, shall use his or her reasonable efforts to cause to Tax Matters Member be delivered to each Person who was a Member at any time during such taxable year a Form K-1 and such other information, if any, with respect to the Company as may be necessary for the preparation of such Member's income tax returns, including a statement showing such Member's share of income, gain or loss, expense and credits for such taxable year for federal income tax purposes. Any deficiency for taxes imposed on any Member (including penalties, additions to tax or interest imposed with respect to such taxes) shall be paid by such Member and, if paid by the Company, shall be recoverable from such Member by the Company against the receiving Member's next distribution.

Section VII.3 Tax Matters Member; Partnership Representative.

(a) Appointment. The person set forth on Appendix A is hereby appointed as the "tax matters partner" (as defined in Code § 6231 prior to its amendment by the Bipartisan Budget Act of 2015 ("BBA")) (the "**Tax Matters Member**") and, for tax years beginning on or after January 1, 2018, the "partnership representative" (the "**Partnership Representative**") as provided in Code § 6223(a) (as amended by the BBA).

(b) Tax Examinations and Audits. The Tax Matters Member and Partnership Representative are each authorized and required to represent the Company (at the Company's expense) in connection with all examinations of the Company's affairs by a Taxing Authority, including resulting adversarial proceedings, and to expend Company funds for professional services and costs associated therewith. For any year in which the TEFRA audit rules of Code §§ 6221 through 6234 (prior to amendment by the BBA) apply, the Tax Matters Member shall take such action as is necessary to cause each Member to become a notice partner within the meaning of Code § 6231(a)(8) (prior to amendment by the BBA). The Tax Matters Member or Partnership Representative shall promptly notify the Members if any tax return of the Company is audited and upon the receipt of a notice of final partnership administrative adjustment or final partnership adjustment. Without the consent of the Members, the Tax Matters Member or Partnership Representative shall not extend the statute of limitations, file a request for administrative adjustment, file suit relating to any Company tax refund or deficiency, or enter into any settlement agreement relating to items of income, gain, loss, or deduction of the Company with any State of Tennessee or United States tax authority (the "**Taxing Authority**").

(c) Tax Elections and Procedures. The Members shall have the sole discretion and authority to make (or cause the Company, the Tax Matters Member, or the Partnership Representative to make) any and all elections for federal, state, and local tax purposes including any election, if permitted by applicable law: (i) to adjust the basis of Company property pursuant to Code §§ 754, 734(b), and 743(b), or comparable provisions of state or local law, in connection with assignments of interests in the

Company and Company distributions in the manner provided in Regulations § 1.754-1(b); (ii) to extend the statute of limitations for assessment of tax deficiencies against the Members with respect to adjustments to the Company's federal, state, or local tax returns; (iii) to the extent provided in Code §§ 6221 through 6231, to represent the Company and the Members before Taxing Authorities or courts of competent jurisdiction in tax matters affecting the Company and the Members, in their capacities as Members, and to file any tax returns and to execute any agreements or other documents relating to or affecting such tax matters, including agreements or other documents that bind the Members with respect to such tax matters or otherwise affect the rights of the Company and the Members; and (iv) in the event of an audit of the Company that is subject to the partnership audit procedures enacted under § 1101 of the BBA (the "**BBA Procedures**"), to take any actions that are available to be made or taken by the Partnership Representative or the Company under the BBA Procedures (including any election under Code § 6226 as amended by the BBA). If an election under Code § 6226(a) (as amended by the BBA) is made, the Company shall furnish to each Member for the year under audit a statement of the Member's share of any adjustment set forth in the notice of final partnership adjustment, and each Member shall take such adjustment into account as required under Code § 6226(b) (as amended by the BBA).

(d) Tax Returns and Tax Deficiencies. Each Member agrees that such Member shall not treat any Company item on such Member's federal, state, foreign, or other income tax return inconsistently with the treatment of the item on the Company's return. Any deficiency for taxes imposed on any Member (including penalties, additions to tax or interest imposed with respect to such taxes and any tax deficiency imposed pursuant to Code § 6226 as amended by the BBA) will be paid by such Member; or, if required to be paid (and actually paid) by the Company by Majority Vote, will be recoverable from such Member as provided in Section IV.2.

(e) Resignation; Removal. The Tax Matters Member or Partnership Representative may resign his position at any time, whereupon the Members shall designate a new Tax Matters Member or Partnership Representative. The Members may remove the Tax Matters Member or Partnership Representative at any time. The Members, the president, the secretary, or any other authorized Officer shall promptly update Appendix A as necessary to reflect any change in the identity of the Tax Matters Member or Partnership Representative.

(f) Expenses. The Tax Matters Member or Partnership Representative shall be entitled to reimbursement from the Company for all reasonable costs and expenses incurred by the Tax Matters Member or Partnership Representative in complying with and carrying out its responsibilities as Tax Matters Member or Partnership Representative.

Article VIII
MANAGEMENT OF THE COMPANY

Section VIII.1 Manager-Managed. Except as otherwise expressly provided in the Articles or where precluded by Tennessee law, the business and affairs of the Company shall be managed or under the direction of Shauna Holland, Anthony Holland, and Christie Roach, whose initial guaranteed payments, if applicable, shall be as set forth in Appendix B. Subject to law and the provisions of this Agreement, the Managers shall have full and complete authority, power and discretion to manage and control the business, affairs and Property of the Company, to make all decisions regarding those matters and to perform any and all other acts or activities customary to or incidental to the management of the Company's business. The Managers may appoint, from time to time, one or more Members or non-Member persons or entities to carry on the ordinary and usual, day-to-day business and affairs of the Company under the terms and conditions as such Managers determine; provided, however, that such appointment shall not in any manner limit the rights and duties of the Managers with respect to the management of the Company.

Section VIII.2 Generally. The business of the company shall be directed by the Managers, which shall have the full authority to act except as limited by the Act, the Articles or this Agreement. Notwithstanding any other provision in this Agreement, the following decisions are illustrative, but not limitations of authorized Manager authorities:

a) The right to receive and deposit funds;

b) The engagement of the Company, directly or indirectly, for the provision of goods or services or incurrence of any other liability not amounting to an expenditure on behalf of the Company with a value up to $10,000;

c) The making of any expenditures or incurring of any obligations involving a single sum up to $2,500; provided, however, that expenditures made or obligations incurred pursuant to any other agreement which has been approved by Majority Vote of the Managers does not require another approval under this Agreement; and,

d) The right to access loan and credit lines issued for the benefit of the Company.

Section VIII.3 Supermajority Decisions. Notwithstanding any other provision in this Agreement, the following decisions are Voting Measures that require Supermajority Vote by the Managers:

a) Any act in contravention of this Agreement;

b) The addition of any new Member;

c) The compromise of any amount owed to the Company;

d) Any decision of the Company with regard to any matter involving or likely to involve litigation whether in defense or institution thereof; provided, however, that should any time limit for response be passing and any Member be unavailable, the remaining Members shall act to avoid default or prejudice to the Company's rights;

e) Confession of a judgment against the company;

f) Incurring any debt other than ordinary trade debt;

g) The amendment or modification of the terms of any financing or other secured indebtedness in any material respect and to exercise any rights or privileges of the Company thereunder;

h) The refinance of any secured indebtedness of the Company, or the mortgage or pledge or sufferance of any encumbrance on the assets of the Company;

i) Selecting or varying depreciation and accounting methods and making other permitted elections with respect to treatment of various transactions for federal income tax purposes, consistent with the other provisions of this Agreement;

j) Possession of <u>Property</u> owned by the Company or assignment of the rights of the Company in specific property owned by the Company for other than Company purposes;

k) The engagement of the Company, directly or indirectly, for the provision of goods or services or incurrence of any other liability or obligation on behalf of the Company with a value in excess of $10,000;

l) The hiring of any full-time employee of the Company;

m) The purchase, sale, or leasing of any real or personal property, or interests therein (as provided in § 48-249-402(e) of the <u>Act</u>);

n) The appointment of any Officer;

o) The acquisition of the securities of any other entity;

p) The acquisition of any capital assets (including intellectual property) with a purchase price of $50,000.00 or more;

q) The making of any expenditures or incurring of any obligations involving a single sum in excess of $2,500; or beyond in aggregate $10,000 within a 90-day period; provided, however, that expenditures made or obligations incurred pursuant to any other agreement which has been approved by Majority Vote of the Members does not require another approval under this Agreement;

r) Any act which would make it impossible to carry on the ordinary business of the Company; the sale of <u>Transfer</u> of any portion of the assets of the Company outside of the ordinary course of business; and

s) Any merger, consolidation, recapitalization or other business combination to which the Company or any subsidiary of the Company is a party or any sale of all or substantially all of the assets of the Company.

Section VIII.4 <u>Agency of Members</u>. Third parties dealing with the Company shall be entitled to rely conclusively upon the power and authority of the Managers to manage and operate the business and affairs of the Company. This provision shall not limit one Member's claims against another for breach of fiduciary duties or authorities within this <u>Agreement</u>.

Section VIII.5 <u>Officers</u>. Subject to Sections VIII.2 and VIII.3 above, the Managers may elect to have the day-to-day management and control of the Company, and its business and affairs, be conducted or exercised by, or under the direction and authority of, the Officers. The Officers, if any, shall have the rights, powers, and duties which may be possessed by officers under the Act, and such other rights, powers, and duties specified in this Agreement or designated by the Managers, or which are necessary, advisable, or convenient to the discharge of their duties under this Agreement. There is no requirement that the Company establish Offices and Officers.

Section VIII.6 <u>Election and Term</u>. At any special meeting of the <u>Members</u> called for that purpose, the Members may establish Offices and elect such Officers as the Members may determine, who may include a president, a secretary, one or more vice-presidents, a treasurer, and one or more assistant treasurers and assistant secretaries. Any number of offices may be held by the same person. An Officer need not be a Member. Each Officer shall serve until his successor is elected and qualified or until his earlier resignation, removal, or death.

Section VIII.7 <u>Duties</u>. The duties and powers of the Officers shall be as follows:

a) <u>President</u>. The president shall be the chief executive officer of the Company and, as such, shall be primarily responsible for the general management of the business of the Company and for implementing the policies and directives of the Managers. The President shall have authority to make contracts on behalf of the Company in the ordinary course of the Company's business and shall perform such other duties as from time to time may be assigned by the Members.

b) <u>Vice-Presidents</u>. The Company may have one or more vice-president(s), who shall exercise the functions of the president during the absence or disability of the President and shall perform such other duties as may be assigned by the President or the Managers.

c) <u>Treasurer</u>. The treasurer, if any, shall be the chief financial officer of the Company and, as such, shall have general supervision over the funds of the Company and the investment or deposit thereof, shall advise the Officers and, if requested, the Managers regarding the financial condition of the Company, and shall perform such other duties as may be assigned by the president or the Managers.

Section VIII.8 <u>Removal of Officers</u>. The Managers may remove any Officer at any time, with or without Good Cause, by <u>Majority Vote</u>.

Section VIII.9 <u>Resignation of Officers</u>. An Officer may resign at any time by delivering written notice to the Company. A resignation is effective without acceptance when the notice is delivered to the Company, unless the notice specifies a later effective date. If a resignation is made effective at a later date and the Company accepts the later effective date, the <u>Members</u> may fill the pending vacancy before the effective date if it provides that the successor does not take office until the effective date. An Officer's resignation does not affect the Company's contract rights, if any, with the Officer.

Section VIII.10 <u>Vacancies</u>. If an unexpected vacancy occurs among the Officers, the President may fill the vacancy in the operational interest of the Company.

Section VIII.11 <u>Salaries, Payments, Bonuses and Expenses</u>. The Managers shall receive such guaranteed payments, bonuses, benefits, and reimbursements as described in this Appendix B, or where the Managers, may by Supermajority Vote from time-to-time determine by amendment. The officers, employees, contractors and agents of the Company shall receive such salary, bonuses, benefits, and reimbursements as the Managers, by <u>Majority Vote</u>, may from time-to-time determine. Any such items shall be treated as an expense of the Company in determining the net profit or loss for any fiscal year. Any employment agreement shall be consistent with these provisions.

Article IX
DILIGENCE AND CONFIDENTIALITY AND NON-COMPETE

Section IX.1 <u>Diligence and Conflicts</u>. Each of the Officers and <u>Members</u> agrees to diligently pursue and promote the best interests of the Company's business, although this shall not necessarily be the sole or principal business activity of such person. Members and Officers shall be subject to and bound by the general standards of conduct for Members and Officers (as applicable) of a member-managed limited liability company set forth in Section § 48-249-403 of the <u>Act</u>, including the duties of care and loyalty to the Company and the Unitholders, and shall discharge such duties consistent with the obligation of good faith and fair dealing, subject to the following:

a) Subject to any separate written agreement between the Company and a <u>Member</u> or Officer, each Member or Officer may engage in other business and investment activities as such Member or Officer may choose, so long as such activities are not competitive with any then current business of the Company, without having or incurring any obligation to offer any interest in such activities to the Company or any party hereto, and each Unitholder and the Company hereby waive, relinquish, and renounce any such right or claim of participation.

b) A transaction with the Company in which a <u>Member</u> or Officer has a direct or indirect interest is a conflict of interest transaction. A conflict of interest transaction is not void and is not voidable by the Company and does not violate the Member's or Officer's duty of loyalty set forth in the <u>Act</u> solely because of the Member's or Officer's interest in the transaction, if the transaction satisfies § 48-249-404 of the Act.

c) Whenever in this <u>Agreement</u> a <u>Member</u> or Officer is permitted or required to make a decision in such Member's or Officer's "sole discretion" or under a grant of similar authority or latitude, such Member or Officer may consider any interests and factors as such Member or Officer desires, including his own interests, and shall have no duty or obligation to give any consideration to any interest of or factors affecting the Company or any other person.

Section IX.2   <u>Acknowledgment of Company Information</u>. Each <u>Member</u> expressly acknowledges and agrees that as a Member he or she will have access to confidential, proprietary, and/or sensitive protectable information, and as a term and condition of being admitted as a Member agrees that he or she will not, at any time, during or after <u>Transfer</u> of his or her <u>Membership Interests</u> hereunder, use, or provide to any other person, firm, or corporation, any information concerning the Company or Company's suppliers, affiliates, clients or customers, their business, financial affairs, business methods, history, plans, intellectual property, patents, records, graphics, specific products, processes, trademarks, trade-names and trade dress, whether or not registered, customer lists, customer contacts, supplier lists, or other information proprietary to their business, or known to them, but not generally public information (individually and collectively hereinafter referred to as "**Company Information**").

Section IX.3   <u>No Rights in Company Information</u>. Upon the termination or expiration of <u>Membership Interests</u> for any reason, a <u>Member</u> shall have no right to retain any such Company Information and a Member shall upon request deliver to Company all such Company Information, or portions thereof, including any copies, and including any materials, of any type or kind, derived from or including the <u>Company Information</u>. This shall include, but not be limited to, storage in artificial, electronic, computer, data, tape, cartridge or disc form.

Section IX.4   <u>Nondisclosure</u>. A <u>Member</u> shall not, without the express written consent of Company, at any time, before or after termination of his <u>Membership Interests</u> for any reason, disclose in any manner to anyone, whether via conversation, interview, article, book or otherwise, any information concerning services provided by Company for any client or customer, including, but not limited to, persons contacted, tactics or strategies employed, information provided, or amounts or purposes of expenditures by or on behalf of clients or customers.

Article X
LIMITATIONS ON TRANSFERS

Section X.1   Limited Right to Transfer. Any Member may Transfer all or part of such Member's Financial Rights to another Member or to a member of such Member's Immediate Family; provided, however, that such transferee must agree in writing to assume all of the financial obligations and undertakings of the transferor under the terms of this Agreement and no Transfer shall be valid unless and until the transferor executes and delivers such instrument to the Company. A Member may not Transfer all or part of such Member' Governance Rights to another Member or to a member of such Member's Immediate Family without unanimous approval of the then remaining Members. The attempt by a Member to sell his or her Membership Interest to a non-family third party for original consideration shall not constitute a breach of the Member's duties or this Agreement. However, any such third-party Transfer shall only occur by amendment to this Agreement, and must afford the non-offering Member a first right of refusal to purchase the offering Member's Membership Interest at a matching purchase price and sixty (60) days' additional time to tender payment over that of the offeror.

Section X.2   Transfer with Approval. Except as provided in Section X.1 above, no Member shall have the right to Transfer or encumber such Member's Membership Interest in the Company, or any portion thereof, or any rights thereunder, except with the express written approval of the remaining Members. Further, if such transferee is to become a Member of the Company, such transferee must agree in writing to assume all of the obligations and undertakings of the transferor under the terms of this Agreement and no Transfer shall be valid unless and until the transferee executes and delivers such instrument to the Company.

Section X.3   Other Transfers Void. Each of the Members expressly understands and agrees that no Member shall have the right to Transfer or encumber, or to contract to Transfer or encumber, such Member's Membership Interests in the Company, or any portion thereof, or any rights thereunder, except as expressly provided in Sections X.1 and X.2 above. No interest of any Member shall be subject to any involuntary transfers by order of any court or to satisfy any lien, judgment, debt or creditor. Any purported Transfer of a Membership Interest in violation of this Agreement shall be of no force or effect, and no such Transfer shall be made or recorded on the books of the Company.

Section X.4   Involuntary Transfer of Financial Interest. Upon the incapacity or death of a Member, his Membership Interest shall pass to his executor, administrator, guardian, conservator, trustee or other legal representative, as the case may be, for the sole purpose of withdrawing the affected Member's interest for fair value as provided in Article XI, below. The affected Member shall be deemed to have withdrawn from the Company pursuant to Article XI upon such Member's death and/or adjudication of incapacity. In no event shall such affected Member's legal representative acquire any managerial, financial, or voting rights in the Company. Any judgment creditor or other person or entity seeking to execute upon, or otherwise in any way seize, transfer, sell or encumber any Membership Interest of any Member or any holder of Financial Rights shall be specifically limited to the rights as provided in § 48-249-509 of the Act.

Article XI
PURCHASE OF MEMBERSHIP INTEREST

Section XI.1   General. For the purposes of the purchase of a Member's Membership Interests, where a Member is terminated for cause, terminated by death, or voluntarily withdraws, upon the election of the remaining Members to continue the business, then the Governance Rights of the withdrawn or terminated Member shall be forfeited in equal parts to the surviving Members, and (i) the value of the Membership Interests of a withdrawn Member shall be calculated and tendered as provided in Section XI.2; (ii) the value of the Membership Interests of a terminated for cause Member shall be calculated and tendered as provided in Section XI.3; and (iii) the value of the Membership Interests of a terminated by death Member shall be calculated and tendered as provided in Section XI.4. For the purposes of this Section XI, "**Selling Member**" shall mean the withdrawing or terminated Member, or the estate of the deceased Member.

Section XI.2   Calculating Value – Withdrawn Member. In accordance with § 48-249-503, any Member shall have the right to withdraw upon thirty (30) calendar days' written notice to the Company and other Members; provided, however, that no Member shall have the right to withdraw, except with prior written approval of the Members, within one (1) year after another withdrawal, termination or death for which there is a purchase of a Member's Membership Interests under this Agreement. The value of a withdrawing Member's Membership Interests shall be defined as the original Capital contributed by the Selling Member to acquire such Membership Interests, increased by any additional Capital Contribution by the Selling Member, decreased by the extent any such Capital has been returned to the Selling Member, and increased by the Selling Member's pro rata portion of the Company's taxable income (or loss), as defined in Section 703 of the Code, or the then comparable Section of the Code for the period from the beginning of the Company's then current tax year through the date of the written notice of withdrawal, to the extent such earnings have not previously been distributed to such Selling Member. The calculation under this Section XI.2 shall be determined by the accountant regularly handling the accounting matters for the Company based upon the customary accounting practices of the Company.

     a) Unless otherwise agreed in writing between the Parties, the Company will pay the withdrawn Member the amounts under this Section XI.2 no later than sixty (60) days after the date of written and properly delivered notice of withdrawal.

Section XI.3   Calculating Value – Terminated Member. The sum of (i) the positive or negative balance of the Member's Capital Account, (ii) the Member's proportionate share of accrued, but undistributed, Net Profits or Net Losses through the date of the closing of the books of the Company for such purpose; and (iii) an amount equal to the Member's proportionate share of the "**Fair Market Value**" (as determined here and in Section XI.5 below) of the tangible real and personal assets of the Company to the extent not reflected in the Capital Account. The Fair Market Value of such Member's Membership Interests on the date the termination becomes effective shall be determined in order of priority (i) by stipulated or fixed value within the Articles or this Agreement in accordance with § 48-249-506(2) , (ii) by the agreement of the Parties at the time of termination in accordance with § 48-249-506(1), or, if no agreement can be reached, by Section XI.5 below; or, (iii) if the Parties cannot agree then in accordance with § 48-249-506(3) Fair Market Value shall be set by the Chancery Court of Putnam County, Tennessee, under the procedures for compensation of a dissenting Member provided, however, that the court shall likewise consider any discounts which should reasonably be applied to the Fair Market Value determined under such Code Section such as lack of control, minority interest, and lack of marketability.

     a) The Company will pay the terminated Member his Membership Interests in a manner such as the surviving Members by <u>Majority Vote</u> choose, but in any event no longer than monthly over ten (10) years with standard interest, or in a lump sum payment bearing no interest no later than one (1) year after termination.

Section XI.4 <u>Calculating Value – Deceased Member</u>. The sum of (i) the positive or negative balance of the <u>Member</u>'s <u>Capital Account</u>, (ii) the Member's proportionate share of accrued, but undistributed, <u>Net Profits or Losses</u> through the date of the closing of the books of the Company for such purpose; and (iii) an amount equal to the Member's proportionate share of the Fair Market Value (as determined here and in Section XI.5 below) of the tangible real and personal assets of the Company to the extent not reflected in the Capital Account. The Fair Market Value of such Member's <u>Membership Interests</u> on the date the termination becomes effective shall be determined in order of priority (i) by stipulated or fixed value within the <u>Articles</u> or this <u>Agreement</u> in accordance with § 48-249-506(2) , (ii) by the agreement of the Parties at the time of termination in accordance with § 48-249-506(1), or, if no agreement can be reached, by Section XI.5 below; or, (iii) if the Parties cannot agree then in accordance with § 48-249-506(3) <u>Fair Market Value</u> shall be set by the Chancery Court of Putnam County, Tennessee, under the procedures for compensation of a dissenting Member provided, however, that the court shall likewise consider any discounts which should reasonably be applied to the Fair Market Value determined under such <u>Code</u> Section such as lack of control, minority interest, and lack or market or marketability.

Section XI.5 <u>Determining Fair Market Value</u>.

(a) If the Parties do not otherwise agree as to the fair market value, then upon the written request of any Party (the "**Initial Request**"), each Party shall provide to the other, on or before thirty (30) days after the Initial Request, a written statement as to such party's estimate of the <u>Fair Market Value</u> of the tangible real and personal assets of the Company (the "**Written Statement**").

(b) For the purposes of this Section XI, a "**Valuation Expert**" shall mean an independent expert who is qualified by profession and/or experience to appraise and value the equity interests of corporations, partnerships, limited liability companies or other entities similar to the Company.

(c) If the Parties still do not agree, then the Parties shall agree upon a <u>Valuation Expert</u> to conduct an appraisal, and the fair market value shall be that determined by such Valuation Expert. <u>Fair Market Value</u> shall be determined by taking into account an appropriate control premium or minority discount (as the case may be), an appropriate discount for lack of transferability or marketability of the <u>Membership Interests</u>, an appropriate premium or discount (as the case may be) for rights and preferences (or lack thereof) applicable to the given class of Membership Interests, and assuming an arms-length sale of such Membership Interests.

(d) Should the Parties be unable to agree upon a <u>Valuation Expert</u> within thirty (30) days of the invocation of this Section XI.4(c), or before sixty (60) days after the <u>Initial Request</u>, each of the Parties shall designate in writing a Valuation Expert to conduct an appraisal of the Company, and the <u>Fair Market Value</u> of the tangible and intangible, real and personal assets of the Company shall be the average of the appraisals as provided by such Valuation Experts.

(e) Any Party not timely designating a <u>Valuation Expert</u> forfeits the right to do so.

All appraisals are to be completed and delivered within sixty (60) days after the Section XI.4(c) or XI.4(d) Valuation Expert request date, and any appraisal not so delivered timely shall be disregarded. The cost of the appraisals shall be borne by the Party whose timely Written Statement is the furthest from the Fair Market Value, or by the Party or Parties not providing a timely written statement, if such occurs.

Section XI.5   Closing. Unless otherwise agreed in writing by the Parties, the Closing of the sale under this Section shall take place at the Company's offices on the first business day which is thirty (30) days after the date of the written notice of withdrawal, termination, or Member's death; or, on the tenth (10th) day after the fair market value is determined under Section XI.4 above, whichever is later. The value for such Membership Interests shall be paid to the withdrawing or terminating Member, or personal representative of the estate of the deceased Member, in a manner determined as specified above or in conjunction with the third-party determination of Fair Market Value.

Section XI.6   Option to Liquidate. Any provision of this Agreement notwithstanding, the Company shall always have the option to not purchase Membership Interests as provided herein, but instead to liquidate the Company and distribute to all Members their pro rata share as provided by applicable law.

Section XI.7   Other Obligations. Upon the buy-out of the Membership Interests of a Member, under any provision of this Agreement, regardless of which Section or Sections may apply, at the time of the closing of such transaction, any and all loans which have been made to the Company by the Selling Member, or the Selling Member's family, shall be paid in full, and likewise any loans or other extensions of credits to or on behalf of the Company which have been guaranteed by the Selling Member, or any member of the Selling Member's family, or is secured by their assets, shall be either paid by the Company and any assets released from the guaranty or lien, or the Company shall otherwise obtain the release of any such guarantee or lien and the release of the assets.

Section XI.8   Intangible Rights. Upon Purchase and/or Transfer of any Membership Interests by the Company, or by a Member carrying forward the Company, any previously unassigned intangible rights assignable by the departing Member, including all copyright rights, trademark rights, patent rights, and trade secret rights, whether or not perfected, shall be immediately and effectively assigned to the Company through the assistance of the terminating or terminated Member or his or her estate without additional consideration due.

Article XII
SECURITIES PROVISIONS

Section XII.1 Securities Act. Each Member agrees that, in addition to the other requirements set forth in this Agreement, a Member will not Transfer any Membership Interests, except (i) pursuant to an effective registration statement under the Securities Act of 1933, as amended (the "**1933 Act**"), or (ii) unless such requirement is waived by the Company, upon receipt by the Company of (A) an opinion of counsel to the Member (which counsel and opinion are reasonably satisfactory to the Company), (B) if agreed by the Members, an opinion of counsel to the Company (which opinion is reasonably satisfactory to the Company), or (C) a no-action letter from the SEC addressed to the Company or the Member, in each case to the effect that the Membership Interest does not constitute a security within the meaning of the 1933 Act or that no registration statement is a requirement in connection with such Transfer because of the availability of an exemption from registration under the 1933 Act.

Section XII.2 <u>Representations and Warranties by Members</u>. Each <u>Member</u> hereby represents and warrants to, and agrees with, the other Members, and the Company as follows:

a) Each Member understands and acknowledges that (i) the <u>Membership Interests</u> will not be registered either under the 1933 Act, or under any applicable state securities or "blue sky" statutes pursuant to exemptions from registration for small offerings limited in character and for transactions not involved in a public offering, and (ii) the information and statements contained herein are being furnished to assist the Company in the determination of whether the Membership Interests may be issued to each Member pursuant to such exemptions.

b) Each Member further understands and acknowledges that the Company will rely upon the information contained herein for purposes of such determination.

c) Each Member is acquiring the Membership Interests for its own account for investment and not with a view to the distribution or resale thereof.

d) Each Member has not offered or sold any portion of the Membership Interests and has no present intention of dividing the Membership Interests with others or of reselling or otherwise disposing of any portion of the Membership Interests either currently or after the passage of a fixed or determinable period of time or upon the occurrence or nonoccurrence of any predetermined event or circumstance.

e) Each Member understands and acknowledges that it may have to bear the economic risk of an investment in the Membership Interests for a lengthy and indeterminate period of time because the Membership Interests have not been registered under either the 1933 Act or applicable state statutes. Consequently, no Membership Interests can be sold unless they are subsequently so registered, or an exemption from registration is available. Each Member understands and acknowledges that no person affiliated or in any way connected with the Company is undertaking any obligation to register the Membership Interests under any federal or state securities statute or assist in complying with any exemption from registration.

f) Each Member (i) has reviewed this Agreement; (ii) has had the opportunity to obtain any additional information necessary to verify the accuracy of the information contained in the Agreement; and (iii) has been given the opportunity to ask questions concerning the terms and conditions of the issuance of the Membership Interests and the intended business operations and activities of the Company, and all such questions have been answered to its satisfaction.

g) Each Member has received no representations or warranties from the Company or any employees or agents of such persons regarding the Membership Interests other than those contained in the Agreement. In making a decision in connection with the purchase of the Membership Interests, each Member has relied solely upon the representations and warranties in this Agreement and independent investigations made by it or its representatives.

Article XIII
INDEMNIFICATION

The Company shall indemnify any person who was or is a party defendant or is threatened to be made a party defendant, pending or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the Company) by reason of the fact that he is or was a Member of the Company, Officer, employee or agent of the Company, or is or was serving at the request of the Company, against expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding if the Members determine that he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the Company, and with respect to any criminal action proceeding, has no reasonable cause to believe his/her conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of "nolo contendere" or its equivalent, shall not in itself create a presumption that the person did or did not act in good faith and in a manner which he reasonably believed to be in the best interest of the Company, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his/her conduct was lawful.

Article XIV
DISSOLUTION

Section XIV.1 Dissolution. The Company shall be dissolved and its affairs wound up upon any event in accordance with this Agreement or otherwise permitted by law, including but not limited to any of the following events:

a) Termination of the durational term of business specified in this agreement;

b) Upon the death, retirement, withdrawal, expulsion, bankruptcy or dissolution of any Manager, if the remaining Managers by Supermajority Vote decide to dissolve the Company;

c) Upon Supermajority Vote of all of the Members; or

d) The occurrence of any other event that terminates the continued Membership of a Member in the company or the happening of any other event that makes it unlawful, impossible or impractical to carry on the business of the company.

Section XIV.2 Effect and Notice of Dissolution. If voluntary dissolution occurs, the Company shall deliver a notice of dissolution to the Secretary of State of Tennessee for filing, in accordance with the Act. Upon dissolution of the Company, the Company shall cease carrying on the Company's business, except insofar as may be necessary for the winding up of its business, but the Company shall not terminate and shall continue until the winding up of the affairs of the Company has been completed and articles of termination have been accepted by the Secretary of State of Tennessee for filing.

Section XIV.3 Distribution of Assets on Dissolution. Upon the winding up of the Company, the Company's Property shall be distributed:

a) First, to creditors (including Members, if applicable) in satisfaction of liabilities of the Company and the expenses of liquidation;

b) Second, to establish such reserves for unknown or contingent liabilities as determined by the Managers; and

c) Then, to Members, in the following manner:

1) Amounts owing to Members other than for Capital and Net Profits;

2) Amounts owing to Members in respect to Capital; and

3) Amounts owing to Members in respect to Net Profits.

d) Such distributions shall be in cash or Property (which need not be distributed proportionately) or partly in both, as determined by the Managers.

Section XIV.4 Winding Up and Articles of Termination. The winding up of the Company shall be completed when all debts, liabilities, and obligations of the Company have been paid and discharged or reasonably adequate provision therefor has been made, and all of the remaining Property and assets of the Company have been distributed to the Members. Upon the completion of winding up of the Company, articles of termination shall be delivered to the Secretary of State of Tennessee for filing. The articles of termination shall set forth the information required by the Act.

Section XIV.5 Deficit Capital Accounts. Notwithstanding anything to the contrary contained in this Agreement, and notwithstanding any custom or rule of law to the contrary, the deficit, if any, in the Capital Account of any Member upon dissolution of the Company shall not be an asset of the Company and such Member shall not be obligated to contribute such amount to the Company to bring the balance of such Member's Capital Account to zero.

Article XV
MISCELLANEOUS

Section XV.1 Entire Agreement. This Agreement constitutes the entire agreement of the Parties as to the matters herein contained and any other or prior discussions, representations, warranties, agreements, or understandings are merged herein and barred hereby. As a basis of entering into this Agreement, and as a condition to being allowed to execute this Agreement, each Member expressly agrees that such Member is not relying upon any projection, representation or assurance from any other Member or any other source, in entering into or investing in this Company, except as expressly set forth herein. The provisions of this Agreement shall be made solely for the benefit of the Company and the Members and no rights shall accrue to any third party from this Agreement.

Section XV.2 Waiver of Right to Partition. The Members agree that the Company Property is not and will not be suitable for partition and that any real property owned by the Company should be dealt with as a single, integral unit. In consideration of the foregoing and the dissolution provisions herein contained, each of the Members hereby irrevocably waives, releases, and surrenders any and all rights that he or she might have to maintain any action to partition any of the Company Property in kind or to maintain a legal action for partition of the same by sale, judicial or otherwise.

Section XV.3 Use of Name. Upon dissolution of the Company, no Member shall have the right to use the name of any other Member, or of the Company, except to the extent such is the given name of such Member. Upon the death, withdrawal or termination of a Member, no withdrawing or terminated Member, or successor to a deceased Member, shall have the right to use the name of any other Member, or of the Company, except to the extent such is the given name of such Member.

Section XV.4 Amendment. This Agreement must be in writing and may not be amended by implication, estoppel, or otherwise. This Agreement may be amended only by a writing setting forth as its express purpose the amendment of this Agreement which writing is executed by all Members.

Section XV.5   Title to Company Property. Legal title to all Property of the Company, whether tangible or intangible, real or personal, will be held and conveyed in the name of the Company.

Section XV.6   Counterparts. This Agreement may be executed in multiple counterparts with the same effect as if all signing Parties had signed the same document. All counterparts shall be construed together and constitute the same instrument.

Section XV.7   No Partnership Intended for Nontax Purposes. The Members have formed the Company under the Act, to be treated as a partnership for tax purposes only under the Code, and expressly do not intend hereby to form a partnership under either the Tennessee Revised Uniform Partnership Act or the Tennessee Revised Uniform Limited Partnership Act. The Members do not intend to be partners one to another, or partners as to any third party. To the extent any Member, by word or action, represents to another person that any other Member is a partner or that the Company is a partnership, the Member making such wrongful representation shall be liable to any other Member who incurs personal liability by reason of such wrongful representation.

Section XV.8   Advice of Counsel. Each person signing this Agreement:
   a) understands that this Agreement contains legally binding provisions;
   b) is advised, and has had the opportunity, to consult with that person's own attorney;
   c) has either consulted with the person's own attorney or consciously decided not to consult with the person's own attorney; and
   d) acknowledges that Rockridge Venture Law has acted as counsel to the Company in this matter and has not advised any party individually or any non-Company party in this matter, and hereby waives any claims to conflicts.

Section XV.9   Rights of Creditors and Third Parties. This Agreement is entered into among the Members for the exclusive benefit of the Company, the Members, and their successors and assignees. This Agreement is expressly not intended for the benefit of any creditor of the Company or any other person. Except and only to the extent provided by applicable statute, no such creditor or third party shall have any rights under this Agreement or any agreement between the Company and any Member with respect to any Capital Contribution or otherwise.

Section XV.10 Notices. All notices, requests, consents, claims, demands, waivers, and other communications hereunder shall be in writing and shall be deemed to have been given (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (c) on the date sent by facsimile (with confirmation of transmission) or electronic mail (without receipt of lack of delivery) if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient; or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the Members at their addresses set forth on Appendix A, or if to the Company, at its principal place of business or its registered office (or at such other address for a party as shall be specified in a notice given in accordance with this Section).

Section XV.11 Binding Effect. Subject to the provisions of this Agreement relating to transferability, this Agreement is binding upon and shall inure to the benefit of the Members and their respective permitted successors and assigns. The provisions of this Agreement shall be binding upon a person who hereafter becomes a Member without executing this Agreement if the new Member otherwise complies with the conditions for becoming a Member set forth in the Articles and this Agreement.

Section XV.12 Headings; Interpretation. The headings in this Agreement are for reference only and shall not affect the interpretation of this Agreement. For purposes of this Agreement, (a) the words "include," "includes," and "including" are deemed to be followed by the words "without limitation;" (b) the word "or" is not exclusive; (c) the singular includes the plural, and the masculine gender included the feminine and neuter, and vice versa, as the context requires; and (d) the words "herein," "hereof," "hereby," "hereto," and "hereunder" refer to this Agreement as a whole. Unless the context otherwise requires, references herein: (x) to sections, schedules, and exhibits mean the sections of, and schedules and exhibits attached to, this Agreement; (y) to an agreement, instrument, or other document means such agreement, instrument, or other document as amended, supplemented, and modified from time to time to the extent permitted by the provisions thereof; and (z) to a statute means such statute as amended from time to time and includes any successor legislation thereto and any regulations promulgated thereunder. The schedules and exhibits referred to herein shall be construed with, and as an integral part of, this Agreement to the same extent as if they were set forth verbatim herein. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting an instrument or causing any instrument to be drafted.

Section XV.13 Severability. If any provision of this Agreement is held to be illegal, invalid, unreasonable, or unenforceable under the present or future laws effective during the term of this Agreement, such provision will be fully severable; this Agreement will be construed and enforced as if such illegal, invalid, unreasonable, or unenforceable provision had never comprised a part of this Agreement; and the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid, unreasonable, or unenforceable provision or by its severance from this Agreement. Furthermore, in lieu of such illegal, invalid, unreasonable, or unenforceable provision, there will be added automatically as a part of this Agreement a provision as similar in terms to such illegal, invalid, unreasonable, or unenforceable provision as may be possible and be legal, valid, reasonable, and enforceable.

Section XV.14 Waiver. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. No waiver by any party shall operate or be construed as a waiver in respect of any failure, breach, or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver. No failure to exercise, or delay in exercising, any right, remedy, power, or privilege arising from this Agreement shall operate or be construed as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power, or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power, or privilege.

Section XV.15 Additional Documents and Acts; Power of Attorney. Each Member agrees to promptly execute and deliver to the Company such additional documents, statements of interest and holdings, designations, powers of attorney, and other instruments, and to perform such additional acts, as the Company may determine to be necessary, useful, or appropriate to complete the organization of the Company, to effectuate, carry out and perform all of the terms, provisions, and conditions of this Agreement and the transactions contemplated by this Agreement, and to comply with all applicable laws, rules, and regulations. Each Member irrevocably constitutes and appoints the President and/or any designee thereof with full power of substitution, as such Member's true and lawful attorney-in-fact, with full power and authority in such Member's name, place, and stead to execute, acknowledge, deliver, swear to, file, and record at all appropriate public offices such documents as may be necessary or appropriate to carry out the provisions hereof, including but not limited to the following:

a) all certificates and other instruments, including counterparts hereof, and any amendment thereof, that the said attorney-in-fact may deem appropriate to form, qualify, or continue the Company in any jurisdiction in which the Company may conduct business;

b) all amendments hereto adopted in accordance with the terms hereof and all instruments appropriate to reflect a change or modification of the Company in accordance with the terms hereof, including, without limitation, the admission of new Members or the substitution of assignees as Members pursuant to the provisions of this Agreement;

c) all documents necessary to effect a Conversion;

d) all documents, including assignment documents, necessary to enforce any provision hereof; and

e) all conveyances and other documents and instruments appropriate to effect the dissolution and termination of the Company.

This appointment shall be deemed to be a power coupled with an interest, and shall survive the Bankruptcy, death, adjudication of incompetence or insanity, or dissolution of any Member giving such power, and the Transfer of all or any part of such Member's Units. The foregoing power of attorney of a transferor shall survive such Transfer only until such time as the transferee shall have been admitted and all required documents and instruments shall have been duly executed, filed, and recorded to effect such substitution.

Section XV.16 Submission to Jurisdiction. Any legal suit, action, or proceeding arising out of or relating to this Agreement shall be instituted in the courts of the State of Tennessee, County of Hamilton, or if it has or can acquire jurisdiction, in the United States District Court having jurisdiction thereover, and each party irrevocably submits to the exclusive jurisdiction of such courts in any such suit, action, or proceeding. Service of process, summons, notice, or other document by certified mail to such party's address set forth herein shall be effective service of process for any suit, action, or other proceeding brought in any such court. The Parties irrevocably and unconditionally waive any objection to the laying of venue of any suit, action, or proceeding in such courts and irrevocably waive and agree not to plead or claim in any such court that any such suit, action, or proceeding brought in any such court has been brought in an inconvenient forum.

Section XV.17 Waiver of Jury Trial. Each party acknowledges and agrees that any controversy which may arise under this Agreement is likely to involve complicated and difficult issues and, therefore, each such Party irrevocably and unconditionally waives any right it may have to a trial by jury with respect to any legal action arising out of or relating to this Agreement or the transactions contemplated hereby. Each party to this Agreement certifies and acknowledges that (a) no representative of any other party has represented, expressly or otherwise, that such other party would not seek to enforce the foregoing waiver in the event of a legal action, (b) such party has considered the implications of this waiver, (c) such party makes this waiver voluntarily, and (d) such party has been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section.

IN WITNESS WHEREOF, the undersigned have executed this Operating Agreement of 3rdDegree, LLC as of the date first above written.

COMPANY:

3rdDegree, LLC, a Tennessee limited liability company

By: _____

Name: Shauna Holland
Position: Manager

MEMBERS:

_____

SHAUNA HOLLAND

_____

ANTHONY HOLLAND

_____

CHRISTIE ROACH

APPENDIX A

List of Members

Name and Address	Membership Units	Percentage <u>Governance Rights</u>	Percentage <u>Financial Rights</u>
Shauna Holland*	50,000	50%	50%
Anthony Holland*	47,500	47.5%	47.5%
Christie Roach*	2,500	2.5%	2.5%
Total:	10,000	100%	100%

*The Managers in this table are Company founders whose Membership Interests have been developed through sweat equity in the form of early stage developmental activities, reputation, and other attributes.

List of Officers

President – Shauna Holland

Vice President – Anthony Holland

Treasurer/CFO – Christie Roach

Tax Matters Member / Partnership Representative

Christie Roach

APPENDIX B

Initial Distribution Schedule

APPENDIX C

SPECIAL ALLOCATIONS

The provisions of this Appendix C are intended to comply with the requirements of Regulations §§ 1.704-l(b)(2) and 1.704-2 with respect to Company allocations and maintenance of capital accounts.

1. Definitions. For purposes of this Section, the following terms are used:

    (a) "**Adjusted Capital Account Deficit**" means, with respect to any Member, the deficit balance, if any, in such Member's Capital Account as of the end of any year after giving effect to the following adjustments: (a) crediting to such Capital Account any amount which such Member is obligated to restore or is deemed to be obligated to restore pursuant to Regulations §§ 1.704-1(b)(2)(ii)(c), 1.704-2(g)(1), and 1.704-2(i); and (b) debiting to such Capital Account the items described in Regulations § 1.704-1(b)(2)(ii)(d)(4), (5), and (6).

    (b) "**Book Value**" means, with respect to any asset, the asset's adjusted basis for federal income tax purposes, except as follows:

    i.   The initial Book Value of any asset contributed by a Member to the Company shall be the Fair Market Value of such asset, as determined by the contributing Member and the Company;

    ii. The Book Values of each asset shall be adjusted to equal its gross Fair Market Value, as determined by the Members, as of the following times: (i) the acquisition from the Company of an additional interest in the Company by any new or existing Member in exchange for more than a de minimis Capital Contribution; (ii) the distribution by the Company to a Member of more than a de minimis amount of Company Property as consideration for an interest in the Company; (iii) the liquidation of the Company within the meaning of Regulations § 1.704-1(b)(2)(ii)(g); and (iv) a grant of any interest, other than a de minimis interest, in the Company as consideration for the provision of services to or for the benefit of the Company, provided that an adjustment described in clauses (i), (ii), and (iv) above shall be made only if the Members reasonably determine that such adjustments are necessary or appropriate to reflect the relative economic interests of the Members;

    iii. The Book Value of any Property distributed to any Member shall be its Fair Market Value, as determined by the Member and the Company, on the date of distribution; and

    iv. The Book Values of Property shall be increased or decreased to reflect any adjustments to the adjusted basis of such Property pursuant to Code §§ 734(b) or 743(b), but only to the extent that such adjustments are

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taken into account in determining <u>Capital Accounts</u> pursuant to <u>Regulations</u> § 1.704-1(b)(2)(iv)(m); provided, however, that Book Values shall not be adjusted pursuant to this clause (d) of this definition to the extent the Members determine that an adjustment pursuant to clause (b) of this definition is necessary or appropriate in connection with a transaction that would otherwise result in an adjustment pursuant to clause (d) of this definition.

v.   If the Book Value of an asset has been determined or adjusted pursuant to clauses (a), (b), or (d) of this definition, such Book Value shall thereafter be adjusted by the Book Depreciation taken into account with respect to such asset for purposes of computing <u>Net Profits and Net Losses</u>.

(c)   "**Company Minimum Gain**" shall have the same meaning set forth in <u>Regulations</u> §§ 1.704-2(b)(2) and 1.704-2(d) for the phrase "partnership minimum gain."

(d)   "**Fiscal Year**" means the twelve-month period selected by the Company as its annual accounting period and any partial Fiscal Year at the beginning and end of the Company term. The Fiscal Year shall be the calendar year unless otherwise determined by the <u>Members</u>.

(e)   "**Member Minimum Gain**" shall have the same meaning set forth in <u>Regulations</u> § 1.704-2(i)(3) for the phrase "partner nonrecourse debt minimum gain."

(f)   "**Member Nonrecourse Debt**" has the meaning set forth in <u>Regulations</u> § 1.704-2(b)(4) for the phrase "partner nonrecourse debt."

(g)   "**Member Nonrecourse Deduction**" has the meaning set forth in <u>Regulations</u> § 1.704-2(i) for the phrase "partner nonrecourse deduction."

(h)   "**Nonrecourse Deductions**" has the meaning set forth in <u>Regulations</u> §§ 1.704-2(b)(1) and 1.704-2(c).

(i)   "**Percentage Interest**" means, with respect to each <u>Member</u>, the percentage obtained by dividing the number of Membership Units held by such Member by the total number of Units outstanding. In the event all or any portion of a Unit is assigned in accordance with the terms of this <u>Agreement,</u> the assignee shall succeed to the Percentage Interest of the assignor to the extent it relates to the assigned Unit.

2.   <u>Special Allocations</u>. Capitalized terms used in this Section not otherwise defined in this <u>Agreement</u> have the meaning set forth in the applicable <u>Regulations</u>.

(a)   <u>Qualified Income Offset</u>. In the event a <u>Member</u> unexpectedly receives any adjustments, allocations, or distributions described in <u>Regulations</u> §§ 1.704-1(b)(2)(ii)(d)(4), (5), or (6), items of Company income (including gross income) and gain shall be specially allocated to the Member in an amount and manner sufficient to eliminate, to the extent required by the Regulations, the <u>Adjusted Capital Account Deficit</u> of the

Members as quickly as possible, provided that an allocation pursuant to this Subsection shall be made only if and to the extent that the Member would have an Adjusted Capital Account Deficit after all other allocations provided for in the terms above and this Appendix C have been tentatively made as if this Subsection were not in this Agreement.

(b)   Gross Income Allocation. If a Member has a deficit Capital Account as of the last day of any Fiscal Year in excess of the sum of the amount such Member is obligated to restore pursuant to any provision of this Agreement and the amount such Member is deemed to be obligated to restore pursuant to Regulations §§ 1.704-2(g)(1) and 1.704-2(i)(5), then all items of income and gain of the Company (consisting of a pro rata portion of each item of Company income and gain, including gross income) for such Fiscal Year (and, if necessary, for subsequent Fiscal Years) shall be allocated to the Member in the amount of such excess as quickly as possible.

(c)   Minimum Gain Chargeback. Notwithstanding any other provision of this Agreement, if there is a net decrease in Company Minimum Gain during any Fiscal Year, each Member shall be specially allocated items of Company income and gain for such Fiscal Year (and, if necessary, subsequent Fiscal Years) in such amounts that comply with the minimum gain chargeback requirement in Regulations § 1.704-2(f).

(d)   Member Minimum Gain Chargeback. Notwithstanding any other provision of this Agreement, if there is a net decrease in Member Minimum Gain attributable to a Member Nonrecourse Debt during any Company Fiscal Year, each Member who has a share of the Member Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with Regulations § 1.704-2(i)(5), shall be specially allocated items of Company income and gain for such year (and, if necessary, subsequent years) in such amounts that comply with the partner minimum gain chargeback requirement in Regulations § 1.704-2(i)(4).

(e)   Nonrecourse Deductions and Member Nonrecourse Deductions. Nonrecourse Deductions for any Fiscal Year or other period shall be specially allocated among the Members in proportion to their respective Percentage Interests. Any Member Nonrecourse Deductions for any Fiscal Year shall be specially allocated to the Member who bears the economic risk of loss with respect to the Nonrecourse Debt to which such Member Nonrecourse Deductions are attributable in accordance with Regulations § 1.704-2(i)(1).

(f)   Regulatory Allocation. The special allocations set forth in this Appendix B (the "Regulatory Allocations") are intended to comply with certain requirements of the Regulations. Notwithstanding any other provisions of this Agreement, the Regulatory Allocations shall be taken into account in allocating other profits, losses, and items of income, gain, loss, and deduction among the Members so that, to the extent possible, the net amount of such allocations of other profits, losses, and other items and the Regulatory Allocations to each Member shall be equal to the net amount that would have been allocated to each such Member if the Regulatory Allocations had not occurred.

(g)   Tax Allocations: Code § 704(c). In accordance with Code § 704(c) and the

Regulations thereunder, income, gain, loss, and deduction with respect to any Property contributed to the capital of the Company shall, solely for tax purposes, be allocated among the Members so as to take account of any variation between the adjusted tax basis of such Property to the Company for federal income tax purposes and its fair market value upon contribution. In the event the Book Value of any Company asset is adjusted in accordance with the Regulations, subsequent allocations of income, gain, loss, and deduction with respect to such asset shall take account of any variation between the adjusted basis of such asset for federal income tax purposes and its fair market value in the same manner as under Code § 704(c) and the Regulations thereunder. Any elections or other decisions relating to such allocations shall be made by the Members in any manner that reasonably reflects the purpose and intention of this Agreement. Allocations pursuant to this Section are solely for purposes of federal, state, and local taxes and shall not affect, or in any way be taken into account in computing, any Member's Capital Account or share of Net Profits, Net Losses, other items, or distributions pursuant to any provision of this Agreement.

(h)   Discretionary Powers; Allocation Savings Provision. The allocations contemplated in this Agreement are intended to allocate Net Profits and Net Losses (and items of income, gain, expense, deduction, or loss that are not included in the computation of Net Profits or Net Losses) to the Members in accordance with their economic interests in the Company as set forth in this Agreement while complying with the requirements of Subchapter K of Chapter 1 of Subtitle A of the Code (particularly § 704 thereof) and the Regulations promulgated thereunder. If, in the opinion of the Members, the allocation of Net Profits or Net Losses (or any items of income, gain, expense, deduction, or loss allocated hereunder that are not included in the computation of Net Profits or Net Losses) under this Agreement (exclusive of this Section) does not (a) satisfy the requirements of Code § 704 or the Regulations promulgated thereunder; (b) properly take into account any (i) expenditure made by the Company, (ii) assignment of all or part of any Membership Units of a Member, or (iii) admission of a new Member; (c) properly reflect or effectuate the economic arrangement of the Members as set forth in this Agreement; (d) preserve the equality between the Capital Accounts of the Members and the amount of the Company's capital reflected on the Company's balance sheet, as computed for book purposes, in accordance with Regulations § 1.704-1(b)(2)(iv)(g); or (e) provide for a given situation or set of circumstances, then, notwithstanding anything to the contrary contained in this Agreement, the Members shall cause Net Profits and Net Losses (and items of income, gain, expense, deduction, and loss allocated hereunder that are not included in the computation of Net Profits or Net Losses) to be allocated in that manner (and this Agreement is to be deemed amended to that extent) as the Members determine is required to comply with the foregoing premises and conditions of this Section without materially altering the economic arrangement of the Members reflected in this Agreement or otherwise unfairly discriminating against any Member.